Exhibit 21.1

Integral Systems, Inc.

List of Subsidiaries of the Registrant

Integral Marketing, Inc., incorporated under the laws of Maryland.

SAT Corporation, incorporated under the laws of California.

Newpoint Technologies Inc., incorporated under the laws of Delaware.

RT Logic, incorporated under the laws of Colorado.

RT Logic Tract TT2, LLC, incorporated under the laws of Colorado.

Lumistar, Inc, incorporated under the laws of Maryland.